Exhibit 99.1

Contact:	Brian Begley
Investor Relations
Atlas America, Inc.
1845 Walnut St. – Suite 1000
Philadelphia, PA 19103
(215) 546-5005
(215) 546-5388 (facsimile)

ATLAS AMERICA, INC. ANNOUNCES PLANS TO MAKE A TENDER

OFFER FOR ITS COMMON STOCK

Philadelphia, PA — January 30, 2007 – Atlas America, Inc. (NASDAQ: ATLS) (the “Company”) today announced that its Board of Directors has authorized a “Dutch Auction” tender offer for up to 1,950,000 shares of the Company’s common stock at an anticipated offer range of between $52 and $54 per share. This represents approximately 10% of the Company’s outstanding shares. Commencement of the proposed tender offer will be subject to completion of all regulatory filings, to market conditions and to other usual and customary provisions.

The Company intends to finance the repurchase through cash on hand, including monies generated for the Company through the recent public offering of the Company’s subsidiary, Atlas Energy Resources, LLC (NYSE: ATN), which began trading in the public markets in December 2006.

Edward E. Cohen, Chairman and Chief Executive Officer of ATLS, said that “We anticipate that none of our senior officers or directors will tender shares in this offering. This reflects our view that purchase of Atlas America’s shares at or somewhat above present market prices is an excellent investment opportunity. We believe that effectuation of this offer will benefit the Company and its continuing shareholders, while offering sellers an opportunity to dispose of shares at a premium to the present market price.”

Atlas America, Inc., owns an 80% common unit interest and all of the Class A and management incentive interests in Atlas Energy Resources, LLC. Atlas America also owns an 83% interest in Atlas Pipeline Holdings, L.P. (NYSE: AHD), a limited partnership which owns a 2% general partner interest in Atlas Pipeline Partners, L.P. (NYSE: APL), all the incentive distribution rights in APL and 1,641,026 common units of APL. For more information, please visit our website at www.atlasamerica.com, or contact Investor Relations at bbegley@atlasamerica.com.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares. The Company has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the Company’s common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Atlas America, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company’s reports filed with the SEC, including quarterly reports on Form 10Q, reports on Form 8-K and annual reports on Form 10-K.